                     [LETTERHEAD OF TRACINDA CORPORATION]



                                                October 25, 1995



Mr. Robert J. Eaton
Chairman and Chief Executive Officer
Chrysler Corporation
12000 Chrysler Drive
Highland Park, Michigan 48288

Dear Bob:

        Tracinda Corporation has been an owner and supporter of Chrysler for more than five years. During this period, Tracinda has raised its ownership to almost 52 million shares, a significant number of which were purchased at Chrysler's request. As we have told you in the past, our interests and those of other shareholders are identical -- we want Chrysler to grow and prosper, thereby increasing value for all shareholders.

        Tracinda has always viewed, and continues to view, its investment in Chrysler as a long-term investment. Given the magnitude of our position and our long-term focus, we will continue to actively manage our investment. As you know, we currently have no intention to acquire Chrysler. We intend to remain focused on enhancing long-term value for all Chrysler shareholders; we will not be deterred from that objective.

        Among the key areas that we believe are important to Chrysler and all of its shareholders are the following:

        . Changes to ensure appropriate shareholder participation in corporate governance, including representation on the Board of Directors and providing shareholders with voting rights on significant corporate transactions;

        . Consideration of additional stock buybacks and other value enhancement strategies; and

        .  Continued emphasis on product quality and cost containment.

        We have formulated the following proposal based on the premise that you are working with us in good faith to achieve a mutually satisfactory resolution which benefits all of Chrysler's constituencies. Our proposal is offered in a spirit of compromise, in the hope of creating an atmosphere of mutual support:

        First and foremost, Jerry York and two other persons to be mutually agreed upon by Chrysler and Tracinda should join the Board of Directors of Chrysler. These new Board members would, of course, represent the interests of all shareholders and would be voted on annually by the shareholders.

        Second, while Chrysler and we share the objective of long-term growth for the company, it is apparent that we do not appear to agree on Chrysler's cash retention policy. We believe that a committee of outside directors should be appointed to review the appropriate size of Chrysler's cash cushion. We suggest that Chrysler designate one of its investment bankers to work with Wasserstein Perella to study these issues. The two bankers would then report jointly to the committee.

        Third, we request that Chrysler review its corporate governance policies and, at a minimum, make the following specific modifications:

        .  Adopt an anti-greenmail bylaw or charter amendment;

        . Require shareholder approval of issuances of significant amounts of Chrysler's blank check preferred stock and other block placements of voting stock; and

        . Raise the threshold under the company's poison pill rights plan from 15% to 20%.

        We believe that all of the elements of this program should be implemented. We further believe that a majority of Chrysler shareholders will share our view. We would like to see a prompt and amicable resolution to these issues, as we believe this would be in the best interests of all involved. In any event, Tracinda will continue to act in a prudent and determined manner.

        If it would be helpful in resolving these issues, we would welcome the opportunity to meet in person with the Executive Committee of the Board of Directors or the complete Board to discuss these matters.

                                        Sincerely,


                                        /s/ Jerome B. York
                                        ------------------
                                        Jerome B. York
                                        Vice Chairman

cc: Mr. Kirk Kerkorian